VF 9-29-04

SECUR[barcode]ISSION

04013447

AH 9-28-2004

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RECD S.E.C. AUG 2 6 2004

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2003 (MM/DD/YY) AND ENDING April 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intra Network Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. Box 676087 , 16079 San Dieguito Road., #A-2
(No. and Street)

Rancho Santa Fe, (City) California (State) 92067-6086 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis A. Pearson Jr. 858-759-3999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED OCT - 1 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis A. Pearson Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intra Network Securities, Inc., as of April 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SEE ATTACHMENT FOR OFFICIAL NOTARIZATION

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Diego } ss.

On Sept 17, 2004, before me, Athena Hawkins, Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Dennis A. Pearson Jr.,
Name(s) of Signer(s)

☐ personally known to me

☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

OFFICIAL SEAL
ATHENA HAWKINS
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1463657
SAN DIEGO COUNTY
MY COMM. EXP. JAN. 18, 2008

Place Notary Seal Above

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: Sept 17, 2004 Number of Pages: 2

Signer(s) Other Than Named Above: NONE

Capacity(ies) Claimed by Signer(s)

Signer's Name: Dennis A. Pearson Jr

☒ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____

☐ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Intra-Network Securities, Inc.
Rancho Santa Fe, California

I have audited the accompanying statement of financial condition of Intra-Network Securities, Inc., as of April 30, 2004 and the related statements of operations changes in stockholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Intra-Network Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Intra-Network Securities, Inc. as of April 30, 2004 and the results of its operation, cash flows and stockholder's equity for the year then ended in conformity with the United States of America generally accepted accounting principles.

George Brenner

George Brenner, CPA

Los Angeles, California
August 13, 2004

INTRA-NETWORK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2004

ASSETS

Cash	$ 27,324
Clearing Deposit	7,440
Property & Equipment net of accumulated depreciation of $24,405	0
Total Assets	**$ 34,764**

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts Payable	$ 14,610
State Income Tax Payable	11,425
Total Liabilities	$ 26,035
Stockholders' Equity	
Common Stock, $100 stated value per share, 500 shares authorized, 200 issued and outstanding	$ 20,000
Additional Paid In Capital	341,978
Accumulated Deficit	(353,249)
Total Stockholder's Equity	8,729
Total Liabilities & Stockholder's Equity	**$ 34,764**

See Accompanying Notes to Financial Statements

INTRA-NETWORK SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2004

REVENUES	
Private Placement Commissions	$ 531,696
COMMISSION EXPENSE	150,000
OPERATING EXPENSES (SCHEDULE)	252,459
PRIOR PERIOD EXPENSE	21,642
	424,101
INCOME BEFORE INCOME TAXES	107,595
TAXES ON INCOME - STATE	11,425
NET PROFIT	$ 96,170

See Accompanying Notes to Financial Statements

INTRA-NETWORK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2004

	Common Stock	Paid In Capital Stock	Retained Earnings (Deficit)	Total
Balance, April 30, 2003	$ 20,000	$ 497,092	$ (449,419)	$ 67,673
Capital Contributed		95,400		95,400
Capital Withdrawal		(250,514)		(250,514)
Net Income			96,170	96,170
Balance, April 30, 2004	$ 20,000	$ 341,978	$ (353,249)	$ 8,729

See Accompanying Notes to Financial Statements

INTRA-NETWORK SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 96,170
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	441
Write-off – Federal Tax Benefit	21,642
	118,253
(Increase) Decrease in:	
Clearing Deposit	12,231
Commission Receivable	45,380
(Decrease) Increase in:	
Accounts Payable	(7,655)
State Income Tax Payable	10,625
Total Adjustments	60,581
Net cash provided by operating activities	178,834
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITES	
Capital Distributed, net of $95,400 contributed	(155,114)
Net increase in cash	23,720
Cash at beginning of year	3,604
Cash at end of year	$ 27,324
Supplemental Information:	
Interest Paid	$ 0
State Income Tax	$ 0

See Accompanying Notes to Financial Statements

INTRA NETWORK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2004

Note 1 – GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Intra Network Securities, Inc. (the "Company") was formed on May 2, 1996, in California. The firm received its independent broker dealer registration on February 25, 1997 and is registered with the National Association of Securities Dealers (NASD) and Securities and Exchange Commission (SEC).

The firm entered into a fully disclosed clearing agreement with First Southwest Company. Since being registered with the NASD, the firm accepts trades in equity issues. Equity trades are accepted on a fully disclosed basis. The Company is also an agent for private placements.

Summary of Significant Accounting Policies

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. There were no securities transactions in the current year.

The Company depreciates assets over the estimated useful lives.

Note 2 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – INCOME TAXES PAYABLE

The Company has net operating losses (NOL) of approximately $491,000. These losses (for Federal income tax purposes) can be carried forward as follows:

Year	Amount	Expires
1996	$134,000	2011
1997	45,000	2012
1998	56,000	2013
2000	73,000	2020
2001	86,000	2022
2002	97,000	2024
Total	$491,000	

There is no NOL for state income tax purposes for taxable years beginning in 2002 and 2003. Consequently, for the current year the Company is subject to a state income tax at 8.84% of taxable income.

Note 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital ($5,000) and the maintenance of a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At April 30, 2004, net capital was $8,729 and the ratio of aggregate indebtedness to net capital was 2.98 to 1. See Page 11 for the computation of net capital. Also, see Note 8 "Subsequent Event" in connection with a net capital deficiency existing at June 30, 2004.

Note 5 - COMMITMENT AND CONTINGENCIES

The Company leases its office space under an operating lease with a term to expire in 2006.

Note 6 – PRIOR PERIOD EXPENSE

Prior period expense represents the tax effect ($21,642) on a net operating loss incorrectly recorded as an asset in the prior year (April 30, 2003).

Note 7 – CONCENTRATION OF INCOME – RELATED PARTY

The Company's entire revenue ($532,000) was derived from one source which was as selling agent for one company. In addition, the Company received a minority equity position in the company for which it is the selling agent. No value has been assigned to the equity position.

Note 8 – SUBSEQUENT EVENT

As of June 30, 2004, the Company's Focus report as filed showed net capital of $2,990, a deficiency of $2,010. The Company's principals are presently in discussions with the NASD to cure the deficiency.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Intra-Network Securities, Inc.
Rancho Santa Fe, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended April 30, 2004 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
August 13, 2004

INTRA-NETWORK SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES

FOR THE YEAR ENDED APRIL 30, 2004

Professional fees	$ 13,019
Depreciation	441
Travel & marketing	29,884
Telephone	13,149
Rent	16,782
Payroll expenses	77,300
Outside services	48,938
Internet fees	3,199
NASD assessment & fees	3,940
Office supplies & expense	3,017
Bank fees	3,556
Repairs & maintenance	1,458
Utilities	3,715
Other operating expenses	34,061
	$ 252,459

See Accompanying Notes to Financial Statements

INTRA-NETWORK SECURITIES, INC.
NET CAPITAL COMPUTATION
Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1
April 30, 2004

Computation of net capital	
Total Assets	$ 34,764
Less: Total Liabilities	26,035
Net Equity	8,729
Less: Non-Allowable Assets	0
Haircuts	0
Net Capital	8,729
Computation of net capital requirements	
Minimum net capital requirements	
Minimum dollar net capital required	5,000
Excess Net Capital	$ 3,729
Aggregate Indebtedness	$ 26,035
Ratio of aggregate indebtedness to net capital	2.98
Reconciliation between Net Capital Unaudited and Audited:	
Net Capital Unaudited	$ 20,154
Adjustments:	
Adjust State Income Tax	(11,425)
Net Capital Audited	$ 8,729

See Accompanying Notes to Financial Statements